Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to the Registration Statement on Form S-1 (No. 333-222517) and to the Registration Statement on Form S-1MEF (No. 333-223023) of Avinger, Inc. (collectively, the “Registration Statement”), of our report dated March 6, 2019, relating to the financial statements of Avinger, Inc., as of December 31, 2018 and 2017, and for the years then ended, which report appears in Avinger, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 (and expresses an unqualified opinion and includes explanatory paragraphs regarding a going concern emphasis and the adoption of Accounting Standards Codification Topic No. 606, Revenue Recognition). We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Francisco, California

March 14, 2019